

August 13, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

> **Re: COOPER COMPANIES, INC.**
> **Form 10-K for Fiscal Year Ended October 31, 2023**
> **Form 8-K Filed May 30, 2024**
> **Response Letter Dated July 29, 2024**
> **File No. 001-08597**

Dear Brian G. Andrews:

We have reviewed your July 29, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2024 letter.

Form 10-K for Fiscal Year Ended October 31, 2023
Note 1. Organization and Significant Accounting Policies
Revenue Recognition

1.   We note from your disclosures in Note 3 to your fiscal year 2022 audited financial statements that Generate Life Sciences recognized $249.5 million in revenues from December 17, 2021 through October 31, 2022, which is 7.5% of fiscal year 2022 net sales. As such, we continue to request that you provide comprehensive disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 through 50-12A and 606-10-50-17, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with

reference to ASC 606-10-50-18, (c) significant judgments made in evaluating when a customer obtains control of a service that is recognized at a point in time with reference to ASC 606-10-50-19 and (d) variable consideration and any other obligations with reference to ASC 606-10-50-20.

Form 8-K Filed May 30, 2024
Exhibit 99.1

2.   We note your response to comment 3 and that in fiscal year 2021, you immediately recognized a GAAP income tax benefit of $1,987.9 million in accordance with ASU 2016-16. The non-GAAP intra-entity transfer adjustments made to reflect amortization of the tax benefit over time, rather than when the assets were actually transferred, have the effect of reversing the US GAAP accounting treatment. As a result, the non-GAAP adjustment changes the recognition and measurement principles required to be applied in accordance with US GAAP and accordingly results in non-GAAP measures with individually tailored accounting principles. Please remove this adjustment from your future non-GAAP presentations.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services